FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SECOND CALL ON OCTOBER 30th, 2023

1.             DATE, TIME AND PLACE: October 30th, 2023, at 10.00 a.m., at the offices of Companhia Brasileira de Distribuição (“Company”), carried out exclusively by digital means, through the Ten Meetings digital platform (“Digital Platform”), in accordance with the Securities and Exchange Commission Resolution (“CVM”) No. 81 of March 29, 2022, as in force (“CVM Resolution No. 81/22”).

2.             CALL NOTICE AND PUBLICATIONS: Call notices duly published in the newspaper Folha de S. Paulo, being: (i) on 1st call in the editions dated September 20th, 21st and 22nd, 2023, on pages A22, A25 and A20, respectively, and (ii) on 2nd call in the editions dated October 20th, 21st and 22nd, 2023, on pages A25, A27 and A25, respectively, both with simultaneous disclosure of the documents on the website of the same newspaper, pursuant to Articles 124 and 289, I, of Law nº. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”). The documents required by CVM Resolution No. 81/22 and CVM Resolution 80 of March 29, 2022, as amended (“CVM Resolution No. 80/22”) were also disclosed to the the market through the CVM system and the Company’s investor relations page.

3.             MEETING BOARD: President: Paula Cerquera Bonanno; and Secretary: Daniela Aranha de Araújo.

4.             AGENDA: To resolve on the following matters (i) Adjustment of the value of the capital reduction approved at the Company's Extraordinary General Meeting held on February 14th, 2023 (“EGM 02.14.23”), to the book value of the Company’s participation in Almacenes Éxito S.A. (“Éxito”) distributed to the Company's shareholders based on the Company's balance sheet of July 31th, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$  6,659,301,806.60); (ii) Amendment of Article 2 of the Company's Bylaws and its paragraph 1st, in order to improve and detail the wording of the Company's corporate object and certain activities carried out by it; (iii) Modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit value of the operations mentioned therein to be approved by the Board of Directors; (iv) Consolidation of the Company's Bylaws to reflect the amendments proposed above; and (v) Re-ratification of the remuneration of the members of the Company's Board of Officers and Board of Directors for the fiscal year ended on December 31th, 2022.

5.             QUORUM: Shareholders representing 55.9% of the shares of the Company, according to participation by means of distance voting ballots received by the Company and attendance recorded by Digital Platform, pursuant to Article 47 of CVM Resolution No. 81/22, thus demonstrating compliance with the legal quorum for the installation of this Meeting on the 2 nd call, pursuant to Article 135 of the Brazilian Corporate Law.

6.             RESOLUTIONS: Initially, it was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice, of the Management’s Proposal (as defined below), as well as the consolidated and synthetic voting maps of the votes received by distance voting ballots, is dismissed in view of its wide dissemination; and (ii) the minutes of this Meeting be published with the omission of the present shareholders’ signatures, pursuant to Article 130, paragraph 2nd, of the the Brazilian Corporate Law. Subsequently, the Secretary has informed the attendants that (i) the minutes of this Meeting shall be drafted in summary form, pursuant to Article 130, paragraph 1st, of the Brazilian Corporate Law and (ii) that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in writing to the presiding board, pursuant to Article 130, paragraph 1st, item “a”, of the Brazilian Corporate Law.

Next, the General Meeting decided,

6.1.       By majority of the votes, according to the voting map in Annex I to these Minutes, it was approved (i) the adjustment of the value of the capital reduction approved at the EGM 02.14.2023, to the book value of the Company’s participation in Éxito distributed to the Company's shareholders based on the Company's balance sheet of July 31th, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$  6,659,301,806.60), passing the capital stock from eight billion, four hundred and sixty six million, four hundred and sixty nine thousand two hundred and sixty two reais and forty three centavos (R$ 8,466,469,262.43) to one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83), and (ii) the consequent amendment of the wording of the main section of the Article 4 of the Company’s Bylaws, which shall come into force with the following wording:

“ARTICLE 4 – The Company’s capital stock is One Billion, Eight Hundred and Seven Million, One Hundred and Sixty Seven Thousand, Four Hundred and Fifty Five Reais and Eighty Three Centavos (R$1,807,167,455.83), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.”

6.2.       By majority of the votes, according to the voting map in Annex I to these Minutes, it was approved the amendment of Article 2 of the Company's Bylaws and its paragraph 1st, with shall came into force the following wording:

“ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality, with the exploration of the supermarket field, that includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

First Paragraph – The Company may also engage in the following activities:

(a)	the industrialization, processing, handling, transformation, export, import and representation of products, food or non-food, on its own behalf or on behalf of third parties;

(b)	international trade, including coffee;

(c)	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements

(d)	the general marketing of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies or Manipulation Pharmacies for each specialty;

(e)	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f)	the sale of products, drugs and veterinary medications in general; veterinary doctor’s office, clinic and hospital and “pet shop” with bath and grooming services;

(g)	the rental of any recorded media;

(h)	the provision of services of photographic, cinematographic and similar studios;

(i)	the practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third parties’ real estate;

(j)	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, possessing and making any operations and transactions of its own interest or of the principals;

(k)	the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(l)	the application of household sanitizing products;

(m)	the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(n)	the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

(o)	the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(p)	the performance of studies, analysis, planning and market research;

(q)	to carry out tests for launching new products, packages and brands;

(r)	the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(s)	the rendering of services related to food, meal, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

(t)	the leasing and sub-leasing of own or third-party movable property;

(u)	the rendering of services in the management area;

(v)	representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

(w)	agency, brokerage or intermediation of securities and tickets;

(x)	exploration of the activity of bank correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines and other activities derived from services agreements celebrated by the Company with financial institutions; (ii) supply of collection, receipt or payment position; (iii) reception and forwarding of proposal for provision of credit cards; (iv) issuance of carnets, compensation forms, forms and documents in general; (v) supplementary services to gather documents and data for registration of clients, as well as the provision of data processing services;

(y)	rendering services of parking, lodging and guarding vehicles;

(z)	import of beverages, wines and vinegars;

(aa)	trade in seeds and seedlings;

(bb)	trade in telecommunications products; and

(cc)	import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.”

Considering that these modifications do not imply in any modification of the Company’s corporate object, but only in the improvement or detail of existing activities of Company, it should be noted that the withdrawal right set forth in article 137 of the Brazilian Corporate Law shall not be applicable.

6.3.       By majority of the votes, according to the voting map in Annex I to these Minutes, it was approved the modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit of the Board of Directors’ approval authority, which shall came into force with the following wording:

“ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(…)

(o)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a trimester that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to five percent (5%) of the Company’s stockholders’ equity, as determined in its most recent quarterly financial statement disclosed by the Company, whichever amount is greater.”

6.4.       By majority of the votes, according to the voting map in Annex I to these Minutes, it was approved the consolidation of the Company's Bylaws to reflect the amendments proposed at this Meeting which is included therein as Annex II.

7.             DOCUMENTS FILED: The following documents are filed in the headquarters of the Company (i) Call Notices; (ii) Management Proposal and Participation Manual (“Management’s Proposal”); (iii) consolidated and synthetic voting map; (iv) distance voting ballots received by the Company; (v) voting instructions and protests received, numbered and authenticated by the Meeting Board; and (vi) integral recording of the present Meeting.

8.             ADJOURNMENT: In compliance with Articles 22, parapgraph 5th and 33, paragraph 4th, both of CVM Resolution No. 80/22, the total number of approvals, rejections and abstentions recorded in the voting of each item of Agenda is indicated in Annex I to these minutes, with, for all purposes, shall be considered as an integral part of these minutes. With nothing further to come before the board, the meeting was suspended for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the present shareholders. All shareholders connected to the digital platform through which the Meeting was conducted were considered present and subscribers to the minutes of the meeting and the shareholders’ attendance book, in consonance with article 47, paragraph 1st, of CVM Resolution No. 81/22.

9.             CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, paragraph 3rd, of the Brazilian Corporate Law.

10.         SIGNATURES: Meeting Board: President – Paula Cerquera Bonanno; and Secretary: Daniela Aranha de Araújo. Attending shareholders: Represented by Daniela Aranha de Araújo: Segisor Sas; Geant International Bv; Helicco Participações Ltda.. Represented by Anderson Carlos Koch: Jp Morgan Chase Bank; Alaska Permanent Fund; Chang Hwa Co Bank, Ltd In Its C As M Cust Of N B Fund; City Of New York Group Trust; College Retirement Equities Fund; Eaton Vance Management; Investeringsforeningen Sparinvest Value Emerging Markets; It Now Ibovespa Fundo De Índice; It Now Igct Fundo De Indice; It Now Ise Fundo De Indice; It Now Small Caps Fundo De Indice; Itau Caixa Acoes Fi; Itaú Excelência Social Fia Sustentável; Itaú Governança Corporativa Ações Fi Sustentável; Itau Ibovespa Ativo Master Fia; Itaú Ibrx Ativo Master Fia; Itaú Index Ações Ibovespa Fi; Itau Index Acoes Ibrx Fi; Itaú Previdência Ibrx Fia; Itaú Small Cap Master Fia; John Hancock Funds Ii Emerging Markets Fund; John Hancock Variable Ins Trust Emerging Markets Value Trust; Legal And General Assurance Pensions Mng Ltd; Mackenzie Emerging Markets Small Cap Fund; Moerus Global Value Fund Master (Cayman) Ltd; Northern Lights Fund Trust Iv - Moerus Worldwide Value Fund; Nuveen Multi-Asset Income Fund; Parametric Tax-Managed Emerging Markets Fund; Sparinvest Sicav; Spdr Sp Emerging Markets Small Cap Etf; Stichiting Blue Sky Act Eq Em Mk Gl Fund; The Board Of.A.C.E.R.S.Los Angeles,California; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Ups Group Trust; Utah State Retirement Systems; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total World Stock Index Fund, A Series Of; Wm Small Cap Fundo De Investimento Em Ações.

Distance Voting Ballots: American Heart Association, Inc.; Blackrock Balanced Capital Fund, Inc.; Blackrock Balanced Capital Portfolio Of Blackrock Series Fun; Cc And L Q 140-40 Fund; Ccl Multi-Strategy Fund; City Of Los Angeles Fire And Police Pension Plan; Dimensional Emerging Core Equity Market Etf Of Dim; Dimensional Emerging Mkts Value Fund; Emer Mkts Core Eq Port Dfa Invest Dimens Grou; Godfond Sverige Varlden; Parametric Tmemc Fund, Lp; Russell Investment Company Public Limited Company; Southern Cal Ed C N F Q C Dc Mt S On P Vd N G; Spp Aktieindexfond Global; Spp Emerging Markets Plus; Spp Emerging Markets Sri; Stichting Pggm Depositary; The Board Of.A.C.E.R.S.Los Angeles,California; Vanguard Emerging Markets Stock Index Fund; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Total International Stock Index Fd, A Se Van S F; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Vident International Equity Fund - Wi; Wisdomtree Emerging Markets Smallcap Dividend Fund

São Paulo, October 30th, 2023.

Meeting Board:

____________________________________	____________________________________
Paula Cerquera Bonanno President	Daniela Aranha de Araújo Secretary

ANNEX I

To the minutes of the special shareholders’ meeting held on second call on October 30th, 2023.

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Adjustment of the value of the capital reduction approved at the Company's Extraordinary General Meeting held on February 14th, 2023, to the book value of the Company’s participation in Almacenes Éxito S.A. distributed to the Company's shareholders based on the Company's balance sheet of July 31th, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$ 6,659,301,806.60).	Approve
Reject
Abstain
2	Amendment of Article 2 of the Company's Bylaws and its paragraph 1st, in order to improve and detail the wording of the Company's corporate object and certain activities carried out by it.	Approve
Reject
Abstain
3	Modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit value of the operations mentioned therein to be approved by the Board of Directors.	Approve
Reject
Abstain
4	Consolidation of the Company's Bylaws to reflect the amendments proposed above.]	Approve
Reject
Abstain

ANNEX II

To the minutes of the special shareholders’ meeting held on second call on October 30th, 2023.

Consolidated By-laws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Publicly-Held Company with Authorized Capital

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a stock Company, with its principal place of business and venue located at Brigadeiro Luis Antônio n. 3142, in the City of São Paulo, Federative Republic of Brazil, which hereinafter shall be governed by these By-laws, by Law No. 6,404 of December 15, 1976 (“Law No. 6,404/76”), as amended, and other legal provisions in effect.

Sole Paragraph – Upon the Company’s admission to the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, its stockholders, including controlling stockholders, managers and members of the supervisory board, when convened, are subject to the provisions of the Novo Mercado Listing Rules.

ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality, with the exploration of the supermarket field, that includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

First Paragraph – The Company may also engage in the following activities:

a.	the industrialization, processing, handling, transformation, export, import and representation of products, food or non-food, on its own behalf or on behalf of third parties;

b.	international trade, including coffee;

c.	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements

d.	the general marketing of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies or Manipulation Pharmacies for each specialty;

e.	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

f.	the sale of products, drugs and veterinary medications in general; veterinary doctor’s office, clinic and hospital and “pet shop” with bath and grooming services;

g.	the rental of any recorded media;

h.	the provision of services of photographic, cinematographic and similar studios;

i.	the practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third parties’ real estate;

j.	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, possessing and making any operations and transactions of its own interest or of the principals;

(k) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(l) the application of household sanitizing products;

(m) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(n) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

(o) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(p) the performance of studies, analysis, planning and market research;

(q) to carry out tests for launching new products, packages and brands;

(r) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(s) the rendering of services related to food, meal, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

(t) the leasing and sub-leasing of own or third-party movable property;

(u) the rendering of services in the management area;

(v) representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

(w) agency, brokerage or intermediation of securities and tickets;

(x) exploration of the activity of bank correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines and other activities derived from services agreements celebrated by the Company with financial institutions; (ii) supply of collection, receipt or payment position; (iii) reception and forwarding of proposal for provision of credit cards; (iv) issuance of carnets, compensation forms, forms and documents in general; (v) supplementary services to gather documents and data for registration of clients, as well as the provision of data processing services.

(y) rendering services of parking, lodging and guarding vehicles;

(z) import of beverages, wines and vinegars;

(aa) trade in seeds and seedlings;

(bb) trade in telecommunications products; and

(cc) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

Second Paragraph – The Company may provide surety or collateral in businesses of its interest, not those of mere favor.

ARTICLE 3 – The Company’s duration is indefinite.

CHAPTER II

CAPITAL AND STOCKS

ARTICLE 4 – The Company’s capital stock is One Billion, Eight Hundred and Seven Million, One Hundred and Sixty Seven Thousand, Four Hundred and Fifty Five Reais and Eighty Three Centavos (R$1,807,167,455.83), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.

First Paragraph - The stocks representing the capital stock are indivisible in relation to the Company and each common share grants its holder the right to one vote at the General Meetings.

Second Paragraph - The stocks will be in book-entry form and will be held in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Third Paragraph - The cost of the services to transfer ownership of the book-entry stocks charged by the depositary financial institution may be passed on to the stockholder, as authorized by Article 35, Third Paragraph of Law 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission.

Fourth Paragraph - The Company may not issue preferred stocks and founder's stocks.

ARTICLE 5º – The Company is authorized to increase the capital stock by resolution of the Board of Directors and regardless of amendments to the By-laws, up to the limit of Four Hundred Million (400,000,000) common stocks.

First Paragraph - The limit of the Company’s authorized capital can only be modified by resolution of the General Meeting.

Second Paragraph - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons who provide services to it.

ARTICLE 6 - Issues of stocks, warrants or debentures convertible into stocks up to the limit of authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of preemptive rights, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - Except as provided in the “caption” of this Article, the stockholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company’s capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Meeting is the meeting of stockholders, who may attend it by themselves or by representatives appointed according to law, in order to resolve on matters of interest to the Company.

ARTICLE 8 - The General Meeting shall be convened by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors and shall have the following duties:

i.	to amend the By-laws;

ii.	to elect or remove, at any time, members of the Company’s Board of Directors;

iii.	to elect or remove the Chairman and Co-Vice-Chairmen of the Board of Directors;

iv.	to examine, on an annual basis, the management accounts and resolve on the financial statements presented by them;

v.	to approve the issuance of stocks, warrants, debentures convertible into stocks of its own issuance, or any securities or other rights or interests that are exchangeable or convertible into stocks of its own issuance, without prejudice to the Board of Directors' powers provided for in Article 5 and Article 17(g);

vi.	to resolve on evaluation of assets that the stockholder contributes for the formation of the capital stock;

vii.	to resolve on transformation, merger, inCompany (including merger of stocks) and spin-off of the Company, or any other form of restructuring of the Company;

viii.	to resolve on dissolution and liquidation of the Company and elect and dismiss liquidator(s);

ix.	to examine and approve the liquidator(s) accounts; and

x.	to define the overall annual compensation of the Company’s Management and Supervisory board, if convened.

Sole Paragraph - The General Meetings will be convened and presided over by any member of the Company’s Board of Directors or Management Board, or by employees of the Company who hold positions as officers, even if not in the By-laws, who will choose, from among those present, someone to act as secretary.

ARTICLE 9 - For any resolution of the General Meeting will require the approval of stockholders representing at least a majority of votes of those present, not counting blank votes, subject to the exceptions provided by law and applicable regulations.

ARTICLE 10 - The Annual General Meeting will have the powers provided by law and will be held within the first four months following the end of the fiscal year.

Sole Paragraph - Whenever necessary the General Meeting may be convened on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 11 - The Board of Directors and the Management Board will be in charge of managing the Company.

First Paragraph - The investiture of the administrators is conditioned to the signature of an instrument of investiture, which must contemplate its subjection to the arbitration clause under Article 38.

Second Paragraph - The term of office of the Directors and Officers will extend until the investiture of their respective successors.

Third Paragraph - Minutes of the meetings of the Board of Directors and the Management Board will be kept in a specific book, which will be signed by the Directors and the Officers present, as the case may be.

Section I

Board of Directors

ARTICLE 12 - The Board of Directors is composed of at least seven (7) and at most nine (9) members, elected and removable by the General Meeting, with a unified term of two (2) years, and reelection is allowed.

First Paragraph - In the event of a vacancy in the position of Director, the Board of Directors will be responsible for electing a substitute to fill the position on a definitive basis until the end of the respective mandate. In case of simultaneous vacancy of most of the positions, the General Meeting will be called to proceed with a new election.

Second Paragraph - Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, shall be independent directors, as defined in the Novo Mercado Regulations. The characterization of the nominees to the Board of Directors as independent directors shall be resolved at the General Meeting that elects them, and the member(s) of the Board of Directors elected by means of the power set out in Article 141, §§ 4 and 5 of Law no. 6,404/76, in the case of a vacancy in the Board of Directors, shall also be considered independent. 6.404/76, in the event of a controlling stockholder.

Third Paragraph - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company shall round it up to the next whole number.

ARTICLE 13 - The Board of Directors will have one (1) Chairman and up to two (2) Co-Vice-Chairmen, elected by the General Meeting.

First Paragraph - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Second Paragraph - In the event of a vacancy in the Chairman’s position or in the Chairman’s absence, the Co-Vice-Chairman with the longest consecutive terms in the Company will automatically take over such position, remaining there until the end of the respective term or, in case a General Meeting is called for the election of a new Chairman, until his respective investiture.

Third Paragraph - In the event of a vacancy in any of the Co-Vice Chairman, the Board of Directors may elect an alternate to remain in the position until the end of the respective term.

Fourth Paragraph - In the absence of the President, the meetings of the Board of Directors shall be presided over alternately and successively by the Co-Vice-Chairmen, such alternation beginning with the Co-Vice-Chairman with the greatest number of consecutive terms in the Company.

ARTICLE 14 - The Board of Directors will meet, ordinarily, at least six times a year, to review the financial results and other results of the Company and to review and monitor the annual investment plan, and, extraordinarily, at any time, whenever necessary.

First Paragraph - The President or, in the President’s absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, on their own initiative or at the written request of any Board member.

Second Paragraph - The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance of the date of each meeting, specifying time and place for the meeting on first and, if applicable, on second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the Directors in office are present at the meeting, or by prior written agreement of the absent Directors.

Third Paragraph - The minimum “quorum” required for the convening of the meetings of the Board of Directors is the presence of at least half of its acting members, on first call, and of any number of directors, on second call, considering present, including those represented as authorized by these By-laws.

ARTICLE 15 - The meetings of the Board of Directors will be presided over by its Chairman and in his absence, by any of its Co-Vice-Chairmen of the Board of Directors, considering the alternation rule provided in fourth paragraph of Article 13.

First Paragraph - The resolutions of the Board of Directors will be made by the favorable vote of the majority of its members. The directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication that allows the identification of the director and simultaneous communication with all other persons present at the meeting. In this case, the directors will be considered present at the meeting and must subsequently sign the corresponding minutes.

Second Paragraph - In the event of absence or temporary prevention of any director, the absent director may indicate, in writing, from among the other members of the Board of Directors, the one who will replace him/her. In this case, the director who is replacing the temporarily absent or prevented director, in addition to his own vote, will express the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the By-laws and shall elect an Executive Secretary, who shall be responsible for performing the duties defined in the By-laws, as well as issuing certificates and attesting, before third parties, the authenticity of the resolutions of the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(a)	setting the general direction of the Company’s business;

(b)	approving or changing the Company’s investment plan;

(c)	electing and removing the Company’s Executive Officers, establishing their duties and appointments;

(d)	inspecting the management of the Officers, examining, at any time, the Company’s books and papers, requesting information about contracts signed or about to be signed and any other acts;

(e)	calling a General Meeting;

(f)	expressing an opinion on the Management report, the Management Board accounts and the Company’s financial statements;

(g)	deciding on the issue of stocks, warrants or debentures convertible into stocks up to the limit of authorized capital, fixing the respective price and conditions of payment;

(h)	choosing and removing the independent auditors, subject to the recommendation of the Audit Committee;

(i)	issuing an opinion on any proposal from the Management Board to the General Meeting;

(j)	authorizing the acquisition of stocks of the Company, for the purpose of cancellation or holding in treasury, subject to applicable regulations;

(k)	developing, jointly with the Management Board, and approving a plan for the participation of employees and managers in the Company’s results and for granting additional benefits to employees and managers linked to the Company’s results (“Profit Sharing Plan”)

(l)	setting the amount of the employees’ and managers’ participation in the Company’s results, subject to the relevant legal provisions, the By-laws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results and also in relation to the granting of stock options of the Company, shall be limited to fifteen percent (15%) of the result of each fiscal year, after the deductions of Article 189 of Law 6,404/76;

(m)	establishing the limit of stocks to be issued within the Company’s Stock Option Plan previously approved by the General Meeting, subject to the limit provided for in item “l” above;

(n)	establishing Committees, which shall be responsible for elaborating proposals or making recommendations to the Board of Directors and defining their respective attributions in accordance with the provisions of these By-laws;

(o)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a trimester that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to five percent (5%) of the Company’s stockholders’ equity, as determined in its most recent quarterly financial statement disclosed by the Company, whichever amount is greater;

(p)	deciding on any financial operation involving the Company, including the granting or taking of loans and the issue of non-convertible debentures in an amount exceeding per transaction ½ (half) of the EBITDA (Earnings before Interest, Income Tax, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation;

(q)	deciding on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to 1% (one percent) of the Company’s stockholders’ equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever is greater; and

(r)	preparing and disclosing a grounded opinion, favorable or contrary to the acceptance of any public offering for the acquisition of stocks that have as their purpose the stocks issued by the Company, under the terms of the Novo Mercado Regulations; and

(s)	resolving on any alteration in the Company’s dividend distribution policy.

First Paragraph - In the case of resolutions to be taken by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or Management Board, the Board of Directors will be in charge of guiding the vote of the Company’s managers, in the case of decisions taken at a General Meeting, stockholders’ meeting or equivalent body, or the vote of the managers elected or appointed by the Company for the management bodies of such companies, when the resolution is classified into items (o), (p) and (q) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statement of the controlled or invested companies.

Second Paragraph - The Board of Directors will approve a policy for transactions with related parties, and may establish specific jurisdictions, duties and procedures for the approval of those transactions.

Section II

Audit Committee and other Auxiliary Management Bodies

ARTICLE 18 - The audit committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent director, and at least one (1) must have recognized experience in matters of corporate accounting.

First Paragraph - The same Audit Committee member may accumulate both characteristics referred to in the caption.

Second Paragraph - The Audit Committee’s members, subject to the provisions of Article 20 and Chapter V of these By-laws, must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the rules of the Brazilian Securities Commission and the New Market Regulation.

Third Paragraph - The activities of the Audit Committee Coordinator are defined in its internal regulations approved by the Board of Directors.

ARTICLE 19 - The Audit Committee’s members will be elected by the Board of Directors for a term of two (2) years, with re-election for successive terms, in accordance with the Audit Committee’s internal regulations.

First Paragraph - During their terms of office, the Audit Committee’s members may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence at three (3) consecutive meetings or at six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Second Paragraph - In the event of a vacancy in the position of Audit Committee’s member, the Board of Directors will be responsible for electing the person who will complete the term of the replaced member.

Third Paragraph - Among other matters, the Audit committee is in charge of:

(a)	giving an opinion on the engagement and dismissal of independent auditors;

(b)	evaluating the management report, the financial statements, interim statements and the quarterly information of the Company, making such recommendations as it deems necessary to the Board of Directors;

(c)	monitoring the activities of the Company’s internal audit and internal controls area;

(d)	evaluating and monitoring the Company’s risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company’s internal policies, including the policy of transactions between related parties; and

(f)	having the means for receiving and handling information about non-compliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecasting of specific procedures for protecting the provider and the confidentiality of information.

ARTICLE 20 - In case the Supervisory Board is convened pursuant to Law 6,404/76 and Chapter V below, the Audit Committee shall retain its powers, respecting the powers granted by law to the Supervisory Board.

ARTICLE 21 - The Board of Directors may establish other Committees, with the composition that it determines, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and responsibilities as the managers.

Section III

Management Board

ARTICLE 22 - The Management Board will be composed of at least two (2) and at most fourteen (14) members, stockholders or not, residents in the country, elected and removable by the Board of Directors, with one (1) necessarily indicated for the position of Chief Executive Officer and one (1) necessarily indicated for the position of Investor Relations Officer and the other Vice Presidents and Officers.

Sole Paragraph - The term of management of the members of the Management Board is 2 (two) years, and reelection is allowed.

ARTICLE 23 - The Officers shall exercise the general functions described in these By-Laws and those that are assigned to them by the Board of Directors, maintaining mutual collaboration and assisting each other in the exercise of their positions and functions.

First Paragraph - The duties and specific designations of each one of the Officers will be defined by the Board of Directors.

Second Paragraph - In the cases of temporary or definitive vacancy, absence, license, prevention or removal, the Officers will substitute each other as follows:

(a)	in the event of the absence or temporary prevention of the Chief Executive Officer, the Chief Executive Officer shall appoint a person to replace him and, in the event of a vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Chief Executive Officer;

(b)	in case of absence or temporary prevention of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Management Board shall meet when convened by the Chief Executive Officer, or when convened by half of the acting Officers.

Sole Paragraph - The minimum “quorum” for the convening of the meetings of the Management Board is at least 1/3 (one third) of its members in office, and its decisions will be taken by majority vote of those present. In the event of a tie in the resolutions of matters subject to the approval of the Management Board, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities that may be assigned to it by the General Meeting and the Board of Directors, the Management Board is responsible, without prejudice to other legal duties:

(i)	directing the corporate business and to enforce these By-laws

(ii)	complying with the corporate purpose;

(iii)	approving the plans, programs and general rules of operation, management and control in the interest of the Company’s development, subject to the guidelines established by the Board of Directors;

(iv)	preparing and presenting to the Annual General Meeting a report on the Company’s business activities, including the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Supervisory Board, when applicable;

(v)	directing all the Company’s activities, giving them the guidelines established by the Board of Directors and appropriate to the achievement of its objectives

(vi)	proposing investment plans and programs to the Board of Directors;

(vii)	authorizing the opening and closing of branches, agencies, offices, warehouses and/or the establishing delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on matters on which the Board of Directors may request specific appraisal; and

(ix)	jointly with the Board of Directors, developing and executing the Profit Sharing Plan.

ARTICLE 26 - In particular, the Chief Executive Officer is in charge of:

(a)	planning, coordinating, directing and managing all of the Company’s activities, exercising executive and decision-making functions;

(b)	exercising general supervision of all the Company’s business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and constituting the meetings of the Management Board;

(d)	coordinating and conducting the process of approval of the annual/multi-annual budget and of the investment and expansion plan with the Board of Directors; and

(e)	suggesting nominations and respective candidates for positions on the Company’s Management Board and submitting such suggestion for approval by the Board of Directors.

ARTICLE 27 - Any other Officers are responsible for assisting the Chief Executive Officer in all tasks that he assigns to them, carry out the activities relating to the functions that have been granted to them by the Board of Directors and perform all acts necessary for the regular operation of the Company, provided that authorized by the Board of Directors.

ARTICLE 28 - The Officers will represent the Company whether as plaintiff and defendant, both in and out of Court and before third parties, performing and signing all acts that bind the Company.

First Paragraph - In acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company must contain a validity term, except for those for judicial purposes, in addition to the description of the powers granted, which may encompass any and all acts, including those of a banking nature.

Second Paragraph - For acts implying the acquisition, encumbrance, or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company must be represented by two (2) Officers or one (1) Officer and one (1) attorney-in-fact, jointly.

Third Paragraph - The Company shall be deemed obliged when represented:

(a)	jointly by two (2) Directors;

(b)	jointly by one Director and one attorney-in-fact, appointed pursuant to these By-laws;

(c)	jointly by two attorneys-in-fact, appointed pursuant to these By-laws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power or attorney and in accordance with the extent of the powers contained therein.

CHAPTER V

SUPERVISORY BOARD

ARTICLE 29 - The Company will have a non-permanent Supervisory Board, composed of three (3) effective members and an equal number of alternates.

First Paragraph - The Supervisory Board will only be convened upon the request of the Company’s stockholder(s), in compliance with the applicable legislation.

Second Paragraph - The Supervisory Board, if convened, shall approve its internal regulation, which shall establish the general rules of its operation, structure, organization and activities.

Third Paragraph - The investiture of the Supervisory Board members will be subject to the prior signature of the investiture deed, which must contemplate their subjection to the arbitration clause under Article 38.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 - The fiscal year will end in December 31 of each year, when the balance sheet and the financial statements required by current legislation will be prepared.

ARTICLE 31 - The Company may, at the discretion of the Management Board, prepare quarterly or half-yearly balance sheets.

CHAPTER VII

ALLOCATION OF PROFITS

ARTICLE 32 - Once the balance sheet is prepared, the following rules will be observed regarding the distribution of the result calculated:

(i)	the accumulated losses and the provision for Income Tax will be deducted from the results for the year, before any participation;

(ii)	after deduction of the portions described in item (i) above, an amount to be distributed as participation of the employees and managers in the Company’s results, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "k" and "l" of Article 17 of these By-laws, shall be deducted;

(iii)	the remaining profits will be allocated as follows:

(a)	five percent (5%) for the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if resolved by the General Meeting;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, in accordance with first paragraph below of these By-laws.

(d)	the profit not used to constitute the reserve under the second paragraph of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

First Paragraph - The mandatory dividend will be calculated and paid according to the following standards:

(a)	the tax basis of the dividend will be the net profit of the fiscal year, less the amounts allocated to the creation of legal reserve and reserves for contingencies, plus the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent fiscal years, must be added to the first dividend declared after the realization.

Second Paragraph - An Expansion Reserve is created, which will have the purpose of ensuring resources to finance additional fixed and current capital investments and will be formed with up to 100% of the net income remaining after the allocations dealt with in lines “a”, “b”, and “c” of item (iii), and the total of this reserve may not exceed the amount of the Company’s capital stock.

Third Paragraph - The Company may distribute, authorized by the Board of Directors, interim dividends, approved by the General Meeting.

Fourth Paragraph - The Company may, by resolution of the Board of Directors and as approved by the General Meeting, pay or credit interest on equity calculated on the Net Equity accounts, observing the rate and limits defined by law.

ARTICLE 33 - The amount of dividends and/or interest on equity will be made available to stockholders within the period to be resolved by the Board of Directors or General Meeting, and may be monetarily restated, as determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 - The Company will be liquidated in the legal cases, and the General Meeting will be responsible for establishing the manner of liquidation, electing the liquidator and the Supervisory Board that will operate during the liquidation, determining their remuneration.

CHAPTER IX

DISPOSAL OF CONTROLLING INTERESTS

ARTICLE 35 - The direct or indirect disposal of the Company’s controlling interests, whether by means of a single operation or by successive operations, must be contracted under the condition that the purchaser of controlling interests undertakes to make a public offering for the acquisition of stocks subject to the stocks issued by the Company held by the other stockholders, with the due regard to the conditions and terms provided for in the legislation and in the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF A RELEVANT STAKE IN THE COMPANY

ARTICLE 36 - Any person, stockholder or Group of Stockholders, who acquires or becomes the holder, by means of a single operation or by successive operations (“Acquiring Stockholder”): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total stocks issued by the Company, excluding treasury stocks; or (b) any other stockholders’ rights, including usufruct or trust, over stocks issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total stocks issued by the Company, excluding treasury stocks (“Relevant Holding”), shall conduct a public offering for the acquisition of all stocks issued by the Company or request registration with the CVM and B3, as applicable, within no later than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, observing the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article (“Public Offering of Stocks”):

I. be directed indistinctively to all the Company’s stockholders for the acquisition of all the stocks issued by the Company;

II. the price offered must correspond to at least the highest value between: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Acquiring Stockholder in the twelve (12) months prior to the acquisition of the Relevant Holding; and (iii) 125% of the weighted average unit price of the Company’s stocks during the period of one hundred and twenty (120) trading sessions prior to the Public Offering of Stocks; and

III. be carried out in an auction to be held at B3.

First Paragraph - The execution of the Public Offering of Stocks mentioned in the caption of this Article shall not exclude the possibility of another person or stockholder, formulating a concurrent Public Offering of Stocks, under the applicable regulation.

Second Paragraph - The obligations contained in Article 254-A of Law 6,404/76 and in Article 35 of these By-laws do not exclude the Acquiring Stockholder from complying with the obligations contained in this Article.

Third Paragraph - The Acquiring Stockholder shall be obliged to meet any ordinary requests or the requirements of CVM and B3 relating to the Public Offering of Stocks, within the maximum terms prescribed in the applicable regulation.

Fourth Paragraph - The obligation to carry out a Public Offering of Stocks under this Article 36 does not apply in the event of a person, stockholder or Group of Stockholders becoming the holder of stocks issued by the Company if the attainment of the Relevant Holding results from: (a) of corporate operations of merger, amalgamation or inCompany of stocks involving the Company, (b) in the case of acquisition, via private capital increase or subscription of stocks held in a primary offering by those with preemptive rights, or also, in the case of acquisition, via private capital increase or subscription of stocks held in a primary offering, due to the amount not having been fully subscribed by those with preemptive rights or that did not have a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings for distribution of stocks (including public offerings of restricted efforts).

Fifth Paragraph - For the purposes of calculating the percentage of Relevant Holding, involuntary shareholding increases resulting from the cancellation of treasury stocks, the repurchase of stocks or the reduction of the Company’s capital stock with the cancellation of stocks will not be computed.

Sixth Paragraph - For the purposes of the provisions in this Article 36, the following terms shall have the meanings defined below:

“Group of Stockholders” means a group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, joint-ownership, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controlling companies or companies under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint-ownerships, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, appointed in Brazil or abroad, will be considered part of a same Group of Stockholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, provided that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Stockholders Group.

“Economic Value” means the value of the Company and its stocks that may be determined by a first-tier financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 37 - The Public Offering of Stocks under Article 36 above may be waived with by the General Meeting subject to the terms below.

First Paragraph - The General Meeting must be convened on first call with the presence of stockholders representing at least two-thirds (2/3) of the total outstanding stocks.

Second Paragraph - If the quorum of First Paragraph is not reached, the General Meeting may be convened on second call, with the presence of any number of stockholders holding outstanding stocks.

Third Paragraph - The resolution on the waiver of the public offering of stocks must occur by the majority of votes of the holders of outstanding stocks present at the General Meeting, excluding the votes of the Acquiring Stockholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 - The Company, its stockholders, managers, members of the Supervisory Board, effective and substitute, if any, are obliged to resolve through arbitration, before the Market Arbitration Chamber, under its regulation, any controversy that may arise between them, related to or arising from its condition as issuer, stockholders, managers, and members of the Supervisory Board, in particular arising from the provisions contained in Law No. 6,385, of December 7, 1976, in Law 6,404/76, in the Company’s By-laws, in the rules edited by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as in the other rules applicable to the operation of the capital market in general, in addition to those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 39 - The Company shall indemnify and hold harmless its managers, members of statutory committees, tax advisors and other employees who exercise the management position or function in the Company, in the event of any damage or loss effectively suffered by such persons due to the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

First Paragraph - The indemnity shall only be due after the use and only in supplemental character to any civil liability insurance coverage granted by the Company and/or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company shall correspond to the excess of the amount covered by the D&O Insurance and observed the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in fourth paragraph below (“Indemnity Agreement”).

Second Paragraph - The Indemnity Agreement may establish exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advance by the Company.

Third Paragraph - Without prejudice to other situations provided for in the Indemnity Agreement, acts performed outside the exercise of the Beneficiaries’ duties, in disagreement with the applicable legislation, regulations or administrative decisions, the By-laws and the policies and codes, performed outside the normal course of business, with bad faith, willful misconduct, gross negligence or fraud, in their own interest or in the interest of third parties or in prejudice to the corporate interest, will not be subject to indemnity. If any Beneficiary is convicted, by a final and non-appealable court decision, or a final decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses that have been effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation undertaken under the caption of this Article, under the Indemnity Agreement.

Fourth Paragraph - The conditions of the indemnity under this Article shall guarantee the independence of decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each of the Beneficiaries.

ARTICLE 40 - The values in U.S. dollars mentioned in these By-Laws shall be used exclusively as a reference base for inflation adjustment and shall be converted into Brazilian Reais at the closing sales rate of the U.S. dollar, disclosed by the Central Bank of Brazil.

ARTICLE 41 - The matters not expressly covered herein shall be resolved in accordance with the laws and regulations in force, including the New Market Regulation.

***

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 31, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.